SEASTAR MEDICAL HOLDING CORP.

3513 Brighton Blvd, Suite 410

Denver, CO 80216

January 26, 2023

VIA EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and

Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Jordan Nimitz

Re:	Acceleration of Effective Date

SeaStar Medical Holding Corp.

Registration Statement on Form S-1 (File No. 333-269338 )

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), SeaStar Medical Holding Corp. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act at 9:05 a.m., Eastern Time, on Monday, January 30, 2023, or as soon thereafter as practicable.

The Registrant respectfully requests that you notify Mr. Albert Lung of Morgan, Lewis & Bockius LLP of such effectiveness by a telephone call to (650) 215-3300 or via email at albert.lung@morganlewis.com.

Very truly yours,

SeaStar Medical Holding Corp

By:	/s/ Eric Schlorff
Eric Schlorff
Chief Executive Officer